UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

OF

THE REPUBLIC OF TURKEY

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Names and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

Turkish Embassy in Washington D.C.

Office of the Economic Counselor

2525 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

THE REPUBLIC OF TURKEY

Reference is made to the registration statement filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2010 and effective as of February 3, 2011 (Registration Number 333-170922) (the “Registration Statement”) of the Republic of Turkey (the “Republic” or the “registrant”).

The information set forth below is to be furnished:

1. In respect of each issue of securities of the registrant registered, a brief statement as to:

(a) The general effect of any material modifications, not previously reported, of the rights of the holders of such securities. No such modifications.

(b) The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof. No such provisions.

(c) The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment. No such circumstances.

2. A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a) Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.) The internal funded debt of the Republic (public sector debt stock only) as of December 31, 2014 was TL 414,649 million.

(b) External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.) The total principal amount of external funded debt of the Republic outstanding as of December 31, 2014 was as follows (in millions):

Payable in Euro/ECU	EURO	26,296
Payable in United States Dollars		$59,278
Payable in German Marks	DM	—
Payable in Swiss Francs	CHF	132
Payable in French Francs	FFR	—
Payable in British Pound Sterling	GB	3
Payable in Japanese Yen	JPY	700,373
Payable in Dutch Guilders	NLG	—
Payable in Special Drawing Rights	SDR	977
Payable in Other		$1,140

Note: The figures include only long term public sector debt stock.

In addition, please see the tables on pages 212-220 of Exhibit D for additional information on the Republic’s total outstanding external debt.

3. A statement giving the title, date of issue, date of maturity, interest rate, and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to the tables on pages 191-211 of Exhibit D.

4. (a) As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1) Total amount held by or for the account of the registrant.

As of December 31, 2014, the Republic held none.

(2) Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Information not practicable to furnish.

(3) Total amount otherwise outstanding.

As of December 31, 2014 the Republic (public sector debt stock only) had TL 612,132 million outstanding.

(b) If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5. A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

The internal floating indebtedness of the Republic (central government debt stock) as of December 31, 2014 was TL 78,880.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Reference is made to Table No. 73 on page 205 of Exhibit D.

6. Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Reference is made to Table No. 44 on page 161 of Exhibit D.

7. (a) If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

(b) If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

8. Brief statements as of a date reasonably close to the date of the filing of this report, (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by registrant.

Reference is made to Table No. 30 on page 128 of Exhibit D.

9. Statements of imports and exports of merchandise for each year ended since the close of the latest year for which such information was previously reported. The statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Reference is made to pages 107-114 of Exhibit D.

10. The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations.” (These statements need be furnished only if the registrant has published balances of international payments.)

Reference is made to Table No. 26 on page 115 of Exhibit D.

This annual report on Form 18-K comprises:

(a) Pages numbered 1 to 10 consecutively.

(b) The following exhibits:

Exhibit A — None

Exhibit B — None

Exhibit C — Copy of the 2015 Annual Budget of the Republic (in Turkish)*

Exhibit D — Current Description of the Republic

*	Filed in paper format under cover of Form SE

(c) Such additional Exhibits as may be filed by the Republic by amendment to this Form 18-K.

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE
EXHIBIT INDEX
EX-99.D: CURRENT DESCRIPTION OF TURKEY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Ankara, Turkey on the 21st day of September, 2015.

REPUBLIC OF TURKEY

By:	/s/ Zeynep BOGA
Zeynep BOGA Head of Department Undersecretariat of Treasury Prime Ministry

EXHIBIT INDEX

Exhibit No.		Page No.
A:	None
B:	None
C:	Copy of the 2015 Annual Budget of Turkey*
D:	Current Description of Turkey

*	Filed in paper format under cover of Form SE.